Apollo Strategic Growth Capital III

9 West 57th Street, 42nd Floor

New York, NY 10019

November 3, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Strategic Growth Capital III Registration Statement on Form S-1 (File No. 333-254835) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Apollo Strategic Growth Capital III, a Cayman Islands exempted company, incorporated with limited liability (the “Company”), hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-254835), together with all exhibits and the amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2021.

The Company has decided not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. The Company requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our counsel, Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at (212) 373-3588.

Very truly yours,

/s/ James Crossen
James Crossen Chief Financial Officer